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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70215

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FUTU CLEARING INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 S CALIFORNIA AVENUE SUITE 200
(No. and Street)

PALO ALTO	CA	94306
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolette Denney	(760) 815-1817	ndenney@futuclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolette Denney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FUTU CLEARING INC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

SABASTIAN STEPHON APPLEWHITE
Notary Public, State of Texas
Comm. Expires 10-06-2023
Notary ID 13039631-0

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FUTU Clearing Inc.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

For the year ended December 31, 2022

FUTU Clearing Inc.

Table of Contents

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Futu Clearing Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu Clearing Inc. (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2023

FUTU Clearing Inc.

Statement of Financial Condition
December 31, 2022

ASSETS	
Cash and cash equivalents	$ 173,762,982
Cash segregated in accordance with federal laws	17,108,006
Customer debit balance	1,857,356,133
Securities long	87,032,230
Deposits in and receivables from clearing organizations	62,273,583
Stock borrowed	24,159,500
Receivable from affiliates	9,195,135
Prepaid expenses and other assets	5,867,695
Receivables from brokers or dealers	1,954,834
Right of use-asset	807,039
Fixed assets	97,350
Dividends and interest receivable	62,651
TOTAL ASSETS	$ 2,239,677,138
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Stock loan	$ 1,414,018,063
Payable to customer	241,838,606
Payable to affiliate	14,232,505
Accounts payable and accrued expenses	5,564,007
Payables to brokers or dealers & clearing organizations	3,715,667
PAB payable	1,369,153
Operating lease liability	909,337
Securities short	862,661
Customer fails to receive	100,764
TOTAL LIABILITIES	1,682,610,763
Shareholder's Equity	
Common stock (1,000 shares authorized, issued and outstanding at $.0001 par value)	-
Additional paid in capital	481,739,497
Accumulated equity	75,326,878
TOTAL SHAREHOLDER'S EQUITY	557,066,375
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,239,677,138

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement
For the year ended December 31, 2022

1. Organization and Nature of Business
FUTU Clearing Inc. (the “Company") was incorporated in the state of Delaware on August 13, 2018. The Company is a wholly owned subsidiary of FUTU US Inc. (the Parent). The Company is a broker dealer registered with the Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The Company provides execution, settlement and clearance services of equities and options for institutional and correspondent clients. The Company received its Broker Dealer approval from SEC and FINRA on May 28, 2019.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at three financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Cash and Cash Equivalents - Segregated for Regulatory Purposes
The Company, as a regulated broker-dealer, is subject to the Customer Protection Rule, and is required by its primary regulators, the SEC and FINRA, to segregate cash to satisfy rules regarding the protection of client assets under SEC Act of 1934 rule 15c3-3 ("Rule 15c3-3") which is subject to withdrawal restrictions.

d) Restricted Collateral Held in Trust
The Company provides a 'fully-paid securities lending program' to its customers, under which enrolled customers loan their fully paid and excess margin securities to the Company who in turn lends those securities to various market participants. Under the requirements of Rule 15c3-3, the Company fully collateralized these loans with cash and/or cash equivalents.

e) Revenue Recognition
The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

f) Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by the Parent. Pursuant to an expense sharing agreement, the Parent allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon statutory rates applied to the Company’s earnings as if it were filing a separate income tax return.

f) Income Taxes (continued)
Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted. As of December 31, 2022, there were no temporary differences between financial reporting and tax reporting bases.

Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense. There were no uncertain positions as of December 31, 2022.

g) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

h) Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU provides credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

i) Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from the Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC"), Options Clearing Corporation ("OCC") and Commodity Futures Trading Commission ("CFTC"). Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC, OCC and CFTC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables.

j) Receivable from and Payable to Broker-Dealers
Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists. Receivable from and Payable to Broker-Dealers are included in the accompanying Statement of Financial Condition.

j) Receivable from and Payable to Broker-Dealers (continued)
The Company conducts business with other brokers and Receivables from brokers refers to brokers' proprietary activity and correspondent brokers' clients' activity. Risks and the assessment of ASC 326 for correspondent brokers are addressed in Customer receivables.

All other broker receivables risk and ASC 326 assessments are addressed in separate sections as they relate to specific transactions elsewhere.

k) Securities Financing Transactions
Stock borrowed and stock loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Stock borrowed transactions require the Company to deposit cash or other collateral with the lender. Stock loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of stock loaned.

The carrying value of stock borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because stock borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company’s policy is to monitor the fair value of the underlying securities as compared with the amounts of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for credit losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's statement of financial condition.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

l) Securities Failed to Deliver and Securities Failed to Receive
Securities failed to deliver or securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for the accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are reported in the accompanying Statement of Financial Condition as Receivable from and Payable to broker-dealers.

Securities failed to deliver are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity and ending positions, and marks them to market daily. The Company also participates in Obligation Warehouse, who reprices and attempts to settle certain outstanding fails through the automated CNS process. Broker fails outside of CNS and Obligation Warehouse occur infrequently and are immaterial.

Risk of loss of CNS fails is very low as they are marked to market daily and guaranteed by NSCC. Non-CNS fails receivable are collateralized by securities. The Company's use of Obligation Warehouse reduces overall non-CNS fails coupled with continuous monitoring has resulted in minimal losses over the past three years. Based on the above factors, there is no material current expected credit loss under ASC 326 for Securities failed to deliver at December 31, 2022.

m) Lines of Credit
The Company has established lines of credit with various counterparties in connection with the Company's stress testing projections. The credit lines are intended to be a liquidity option to address any short term need for liquid capital to fund the Company's operations. The credit lines can be drawn on at any time up to a specified amount for each separate line of credit agreement. Interest will accrue at a specified annual rate for any period in which the Company borrows funds. As of December 31, 2022, the Company has no outstanding liability associated with any of its lines of credit.

As of December 31, 2022, the Company maintained the following lines of credit:

Counterparty Name	Credit Limit	Interest Rate	Collateral	Committed	Expiration
Futu Holdings Ltd. (Affiliate)	$200,000,000	0.00%	Unsecured	Committed	December 31, 2023
Bank of Montreal (BMO)	$150,000,000	1.5% plus overnight rate	Secured	Uncommitted	None

n) Counterparty Credit Risk
The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In there normal course of business, the Company clears, settles and finances various customer and brokers and dealers securities transactions. These activities may expose the Company to default risk arising from the potential that a client, or counterparty, may fail to satisfy their obligations. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to clients related to unsettled transactions (i.e.. Failed to receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from the counterparty. In the case of aged securities failed to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

3. Concentrations of Credit Risk
During the year ended December 31, 2022, 97% of the Company's revenues were derived from two customers. Additionally, three couterparties respectively made up 56%, 12% and 10% of outstanding receivables related to the Company's revenues.

4. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2022, the Company had net capital of $536,632,943, which was $496,705,270 in excess of its required net capital of $39,927,673.

6. Customer and PAB Reserve Requirement

At December 31, 2022 cash and securities segregated in special reserve accounts under the SEC Customer Protection Rule totaled $17,108,006. Of this amount, $15,573,078 was for the exclusive benefit of customers and $1,534,928 was for the exclusive benefit of proprietary accounts of brokers ("PAB").

7. Leases

The Company accounts for its leasing obligations under Topic 842, Leases. This standard requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments.

As of December 31, 2022, the Company rents office space under operating leases expiring in 2025, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition.

	As of December 31, 2022
Assets	
Right of use-asset	$807,039
Liabilities	
Operating lease liability	$909,337

The lease is secured by a $18,021 deposit held by the landlord, which is included in the prepaid expenses and other assets on the statement of financial condition. It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

2023	$	198,326
2024		209,715
2025		213,667
2026		220,969
2027		149,523
Total undiscounted lease payments		992,200
Less Imputed Interest		(82,863)
Total lease liability	$	909,337

Rent and occupancy expenses were $246,054 for the year ended December 31, 2022.

8. Related Party Transactions

The Company has entered into an expense sharing arrangements with multiple affiliated entities. There are many vendor relationships that service the Company and its affiliates and as such, these expense sharing arrangements memorialize the sharing of various expenses between the Company and the affiliated entities. The Company both allocates its expenses it pays on behalf of its affiliates and is allocated expenses in which the affiliates pay on its behalf. The terms of these arrangements provide that any expenses paid on behalf of the Company or another entity, for the various operating expenses are to be charged or recharged to at cost.

At December 31, 2022 the Company owed $14,232,505 to its affiliates for shared expenses, included in payable to affiliate in the accompanying statement of financial condition and was owed $17,950 from its affiliates for shared expenses, which is included in receivable from affililates in the accompanying statement of financial condition.

8. Related Party Transactions (continued)

FUTU US, Inc. ("Parent") - The Company has an expense sharing agreement with the Parent. Futu Clearing has its own employees and the Parent pays the payroll for the Company out of its bank account. Some of these employees are shared with other affiliated entities and charged back to the Parent. Additionally, the Company accrues its tax liability to the Parent since the Parent files one consolidated tax return which includes the results of the company. At December 31, 2022, the Company owed $7,946 for shared employee costs and $14,221,291 related to accrued tax liabilities.

Futu Holdings Ltd. ("FUTU Holdings") - The Company has an unsecured revolving line of credit with FUTU Holdings for $200 million. The interest rate is 0.00% and it matures December 31, 2023 unless either party gives notice of termination at an earlier date.

ShenZhen Futu Network Technology Co., Ltd. ("FUTU SZ") - The Company entered into an agreement with FUTU SZ to license a proprietary order management system owned by FUTU SZ ("The OMS") on July 1, 2022 for annual licensing fee of $12,000. The OMS provides market data, analytic tools and order entry functions to The Company's clients. The agreement will remain in full force and effect until either party terminates.

Futu Securities International (Hong Kong) Limited is a Foreign Financial Institution affiliate ("FUTU HK") and has a customer account that the Company holds. FUTU HK has one house account with the Company where it holds cash and securities. FUTU HK uses the Company as its clearing broker to custody and clear trades for which the Company charges Clearing Fees. FUTU HK also borrows money from the Company, pledging its securities as collateral in the form of a margin loan. At December 31, 2022, FUTU HK has a margin debit balance of $1,857,356,133. Additionally, due to SEC Rule 15c3-3, the Company is required to gross-up certain credit items, or payables, associate with the FUTU HKs customer account. For the year ended December 31, 2022, the Company has a payable to related party customer balance in the amount of $155,093,848 which is reflected in payable to related party customers in the statement of financial condition.

Moomoo Financial Inc, a U.S. broker-dealer affiliate ("MFI") (formerly FUTU Inc) clears its customers' transactions through the Company on an Omnibus basis through an Omnibus Account for the Exclusive Benefit of MFI's Customers that the Company holds. The account holds cash and securities. At December 31, 2022, MFI's Omnibus Account had free credits of $84,793,621 and short credits of $4,130,439 which are included in payable to related party customers in the statement of financial condition.

At December 31, 2022, the Company also held Proprietary Accounts for Broker-Dealers ("PAB") on behalf of its affiliates, FUTU HK, MFI and Futu Australia Ltd, a Foreign Financial Institution. These amounts were $117,654, $301,802 and $949,697, respectively. These amounts have been reserved for in a Special Reserve Account for the Exclusive Benefit for PAB, as required under SEA Rule 15c3-3.

9. Income Taxes

The Company is part of a consolidated income tax filing with the Parent. The tax liability owed to the Parent by the Company of $14,221,291 has been included in the payable to affiliate balance stated on the Statement of Financial Condition.

10. Fixed Assets

Fixed assets consisted of the following as of December 31, 2022:

		Useful Life
Software license	$ 106,521	5 years
Leasehold Improvements	13,744	5 years
Less: Accumulated depreciation	(22,915)	
Net fixed assets	**$ 97,350**	

11. Employee Benefit Plan
The Company's parent provides Restricted Stock Units to its employees and the employees of all of its subsidiaries. Under the Plan, the employees earn vested units as throughout the term of their employment. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

12. Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets				
U.S. Treasuries	$ 86,017,204	$ -	$ -	$ 86,017,204
Money Market Instruments	1,014,635			1,014,635
Equities	391	-	-	391
Total Securities, at fair value	**$ 87,032,230**	**$ -**	**$ -**	**$ 87,032,230**
Liabilities				
Equities	$ 862,661	$ -	$ -	$ 862,661
Total Securities, at fair value	**$ 862,661**	**$ -**	**$ -**	**$ 862,661**

13. Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2023 and February 28, 2023, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement. On January 23, 2023, the Company executed an unsecured $75 million line of credit with BMO. No other subsequent events have been found to require disclosure through the date the financial statement is available for issuance.